24-10097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

04041474

(Name of small business issuer in its charter)

PURE METALS, INC.

(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial) Classification Code Number)	(I.R.S. Employer Identification Number.)

7045 CHARMANT DR 117
SAN DIEGO, CA 92111

PRECIOUS METALS, MINING, REFINING, AND METALLURGY
(Address and telephone number of registrant's principal executive offices and principal place of business)

PROCESSED
AUG 3 1 2004
THOMSON FINANCIAL

(Name, address, and telephone number of agent for service)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed *indicating the intention to become qualified by operation of the terms of Regulation A.*

Number of pages in this offering Circular is

PURE METALS, INC.

Pure Metals, Inc. offers to sell the following common shares at the indicated price:

1) Maximum number offered 2,500,000 shares at $1.00 per share ($2,500,000).
2) Minimum number offered 750,000 at $1.00 per share ($750,000).
3) Selling Agents will receive a commission of 10% of the selling price.
   Selling Agents will receive 1,000 shares for every block of 10,000 shares sold.
4) There is no further compensation to selling agents.
5) No finder's fee or similar compensation will be made to any person.
6) There is no escrow of proceeds until a minimum is achieved.
7) This offer is not limited to any special group.
8) The transfer of these securities is not restricted.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENTS THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED BY THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. HOWEVER THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company is in the development stage.

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY ON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CICRCULAR.

THE COMPANY

Exact corporate name:... ....PURE METALS INC.
State and date of incorporation..CALIFORNIA JANUARY 20, 2003
Address of principal office:...............................7045 CHARMANT DR. #117 SAN DIEGO, CA 92122
Company telephone number:... 858 597 0697
Fiscal year...Starts JULY 1 Ends JUNE 30
Person to contact at Company with respect to offering:.................................. EZRA ROSENBAUM

RISK FACTORS

Among the risks facing investors in the shares of Pure Metals, Inc. are the following:

1) Although Gold and Silver have recently been extracted from ores that are located on the concessions located in Mexico and owned by Pure Metals, Inc. (PMI), there is no certainty as to the quantity of Gold and Silver that they contain. However, samples taken from numerous locations on the properties, The Elisa, The Elisabeth, and The Santo Nino indicated mine-able Gold and Silver.

2) While, the Company has three executives with over eighty years of combined experience in mining and refining Gold and Silver, the loss of the most experienced one, Ezra Rosenbaum, would be a blow to the progress of the Company. However, the Company plans to hire a competent mining engineer to understudy and eventually take Mr. Rosenbaum's place.

3) The possibility that the Mexican Government may make new laws requiring changes in methods of operation to remedy perceived environmental conditions can not be overlooked. We believe that the emergency monies factored into our proforma operating statements is sufficient to effect any changes required.

4) The market price for Gold and Silver will be so low that the Company can not operate at a profit. Over the last several years, the market price for gold has varied from a high of $850. per troy ounce to a low of $250. per troy ounce. PMI projects the cost of mining and refining Gold to be less than $100. per t. oz. Silver is essentially a by-product of our mining operation and thus the price has a minimal effect.

5) A strike called by the miners union seeking a higher pay scale. Currently miner's wages account for less than 5% of the sales price of Gold. Even a large wage increase while it would affect our "bottom line" can be borne.

BUSINESS and PROPERTIES

The Company plans to mine and refine precious metals- principally Gold. Silver and the Platinum Group are by-products of this operation. Presently, we are engaged in exploring and sampling our concessions. These concessions, granted by the Mexican Government, comprise over 607 acres. In the past the concessions produced small amounts of Gold and Silver. The death of one of the former owners of these concessions resulted in the cessation of all operations. The Company is now engaged in exploration and sampling of the properties. It proposes to run a small mining and refining operation to start producing Gold and Silver around January 1, 2005. This operation is scheduled to produce about 10,000 troy ounces of Gold in that year. The following year the enlarged operation is planned for 50,000 troy ounces of refined Gold. The refinery, as projected, will have the capacity to refine a minimum of 50,000 troy ounces from dore bar or concentrate.

Present plans call for modifying a structure now in existence to provide laboratories, offices and living quarters for personnel. Accommodations must be provided for all personnel since the closest community, Ojos Negros, is twenty-five miles away and has no facilities what so ever. During the latter part of 2004 equipment will be ordered and installed. The ore, starting at the Elisa concession, will be mined and transported by conveyor to a hopper located at the mill. There thru a series of steps starting with a grizzly, then a jaw crusher, next a grinder, than a screen, and finally a concentrator, will be prepared for smelting into a dore bar. After laboratory analysis the dore bar is sent to the refinery. There it is refined to Gold with a purity of "three nines" minimum. Since two of the officers and directors have refined and supervised the refining of hundreds of thousands of ounces of Gold no difficulty is expected.

The industry in which the Company plans to become engaged in is unique. There are no marketing problems. While the price of Gold may vary each day, there are a large number of buyers at the price of the day. PMI does not have a marketing problem since Gold and Silver is sold to Banks mandated by the Government.

In the next twelve months, the Company plans to employ thirty people distributed as follows: Executives 3, Technical 2, Supervisory 4, Clerical 2, Mining and Refining 14, Kitchen Help 2, Maintenance 2, Janitorial 1. The Company plans to furnish food and lodging at no cost as an additional benefit to all employees. The principal properties controlled by the Company are the mining concessions granted by the Mexican Government. They are The Elisa 207 acres, The Elisabeth 250 acres, The Santo Nino 125 acres. The other principal property controlled by the

Company is the mining and refining technology of the officers of the company. This has been recorded in great detail and consists of the combined knowledge gained in eighty years of mining and refining experience. Each year the Mexican Government receives a fee of $2500. for the use of these concessions. In addition 9% of the gross value of the production must be paid to the Government. Concessions for exploration run for 6 years. Concessions for exploitation run for 30 years and are renewable for another 30 years. Upon production of Gold and Silver, exploration concessions can be converted to exploitation concessions. The Company intends to convert all of the concessions to exploitation status in the near future. Within the next 12 months we intend to add 2500 acres of adjacent properties to our holdings. We estimate that this will cost the Company $50,000. This will be done thru concession grants by the Mexican Government and surveying by a private contractor. Funds for this acquisition are included in monies raised by this stock issue.

The Company is reliant upon the technology of the officers of the Company to mine and refine Gold and Silver. This technology gained thru combined experience of these officers has been reduced to writing and copies of this technology closely guarded are in the possession of these officers. The officers have signed an agreement not to release these documents to any other entity during the life of the Company. From the time of the formation of the company (January 20, 2003) to the present the Company has expended $200,000 for research and development. Since no revenues were achieved in our first fiscal year all expenditures are carried as accounts payable and there is no indicated percentage of revenue. In fiscal year ending June 30, 2005, the Company plans to spend $200,000 for research and development. This will be 10% of gross revenue.

While environmental regulations are in force in Mexico, they are not onerous. They deal essentially in the mining industry with the disposal of "spoils". Tentatively, we plan to spend 1% of gross sales complying with all environmental regulations.

The Company has one subsidiary, the Redi Corporation S.A.de C.V. This Company will conduct all of our mining and refining operations in Mexico. It is owned and controlled 100% by PMI and it is included 100% in the financial statements.

The Company acquired all of the stock and assets of the Redi Corporation (RC) in 2004. The Company plans to sell a maximum of 2,500,000 shares of its common stock to the Public in this fiscal period, July 1 2004 – June 30, 2005. The proceeds of this offering will be used to develop a mine, mill, smelter and refining operation in Mexico.

Event or Milestone	Expected manner of occurrence or method of Achievement	Date or number of months after receipt of proceeds when should be accomplished
1. Facilities for laboratories receiving office & personnel	Renovation and addition to existing structure	Within 2 months after proceeds of offering
2. Installation of equipment by skilled mechanics	Purchase & arrange transportation to site by hired truck firm	Within 4 months after receiving proceeds of offering
3. Hiring personnel in all categories	Thru the internet, employment agencies, word of mouth	Four months after receiving the proceeds of offering
4. Start mining ore at Elisa and store in hopper	Ore will be extracted using hammers & transported to mill	Five months after receiving the proceeds of offering
5. Mill & concentrate the ore ready for smelting	Use grizzly, jaw crusher, grinder, screen, and concentrator	Five months after receiving the proceeds of offering
6. Smelt the concentrate into a dore bar	Use a gas-fired furnace capable of achieving 2300 f	Within 6 months after receiving proceeds of offering
7. Refine dore bar into pure Gold and Silver	Shot-pour, dissolve in acids precipitate Gold & Silver	Within 6 months after receiving proceeds of offering

Delays in converting item 1 into living quarters and laboratory will not effect operations until five months have elapsed. The additional time available is more than sufficient to finish the renovation of item 1. If delays occur in purchasing and installing equipment (item 2) the schedule will not be affected for at least one month. After that every delay calls for an advance of the schedule. After the equipment is installed we do not see any further delays. In anticipation of delays, hiring of Company personnel will only take place after the equipment is installed. Prior to that event all construction and installation will be done by contractors or contracted temporary labor. The Company plans to retain until installation is complete a minimum of 25% of the funds raised. We anticipate a reserve fund that will take us comfortably into fiscal year starting July 1, 2005.

OFFERING PRICE FACTORS

In the last fiscal year, the Company sustained a loss of $200,000. The net tangible book value of the Company was $2,100,000. or $0.084 per share. The future prospects for Gold production at the mine concessions warrant the variation in price between book value and offering price. During the last 12 months no securities were offered or sold. If the maximum number of securities are sold, the Investors would hold 10% of the Company's stock. If the minimum amount of securities are sold, the Investors would hold 3%

Management is attributing a post offering value to the Company of $4,600,000. if the maximum amount of the offering is sold at a $1.00 per share. If the minimum amount is sold at $1.00 per share, the value of the Company would be $2,850,000.

Note: After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

The following table sets forth the use of proceeds from this offering:

	If Minimum Sold	If Maximum Sold
	Amount	Amount
	%	%
Total Proceeds	$750,000.	$2,500,000.
	100%	100%
Less: Offering Expenses		
Commissions	$75,000	$125,000
	10%	5%
Net Proceeds from Offering	$675,000	$2,375,000
	90%	95%
Use of Net Proceeds		
Electric Power	$50,000	$50,000
	7.4%	2.1%
Housing	$30,000	$30,000
	4.5%	1.3%
Purchase of Machinery	$100,000	$100,000
	14.8%	4.2%
Installation of Machinery	$75,000	$75,000
	11.1%	3.2%
Acquiring Concessions	$50,000	$50,000
	7.4%	2.1%
Labor & Overhead (4 Months)	$125,000	$125,000
	18.5%	5.3%
Reserve	$245,000	$1,945,000
	36.3%	81.9%
Total Use of Net Proceeds	$675,000	$2,375,000
	100%	100%

NOTE: After reviewing the portion of the offering allocated to the payment of offering expenses, a potential investor should consider whether the remaining portion of his investment which would be that part available for future development of the Company's business and operations, would be adequate.

No other sources of funds will be used in conjunction with these proceeds.

No portion of these proceeds will be used to discharge past indebtedness.

The Company will use $50,000. to acquire 2500 acres of contiguous concessions.
No Officer, Director, Stockholder or Employee will receive any portion of the $50,000

The Company does not anticipate any cash flow problems within the next 12 months.

It is currently debt free with the exception of a contingent debt owed to the officers of the Company. This debt is only payable upon the Company achieving a net profit of $1,000,000. in fiscal year 2005.

The proceeds of this offering will satisfy the cash requirements of the Company for the next 12 months. It will not be necessary to raise additional funds.

CAPITALIZATION

	As of 7/01/ 04	Amount Outstanding As Adjusted Minimum	Maximum
Debt			
Short-term debt (average interest rate 0 %)	$200,000	$200,000	$200,000
Long-term debt (average interest rate 0 %)	$-0-	$-0-	$-0-
Total debt	$200,000	$200,000	$200,000
Stockholders equity			
Common stock $0.01 par	$250,000	$250,000	$250,000
Additional paid in capital	$-0-	$750,000	$2,500,000
Retained earnings	$-0-	$-0-	$-0-
Total Stockholders equity	$1,650,000	$2,400,000	$4,150,000
Total Capitalization	$1,900,000	$2,650,000	$4,400,000

Number of common shares authorized 25,000,000 shares Par value per share $0.01

NOTE: There is only one class of stock issued and authorized – Common.

DESCRIPTION OF SECURITIES

The securities, here offered for sale, are common stock of the Company. There is only one class of stock indicting ownership in the Company. Common stock of the Company has no preference, conversion or special rights. The common stock of the Company are not notes or other types of debt securities. The common stock of the Company is not convertible or callable. In short there are no "special features" associated with the securities here being offered for sale.

LAST FISCAL YEAR

The Company was not actively engaged in mining or refining in last fiscal year ending June 30, 2004. It is planning to sell securities in order to finance a mining operation in Baja California Norte, Mexico. To that end this "offering circular' will be used to raise capital under an exemption from S.EC.

PLAN OF DISTRIBUTION

The securities, common stock of the Company, are being offered by the Company. The following persons at the Company are through which this offering is made: Ezra Rosenbaum, Edmund Schwenk, Robert Rens, Jeffrey Rens. They can be addressed at the Company's office 7045 Charmant Dr. #117 San Diego, Ca 92122 Telephone 858 597 0697.

This offering is not limited to any special group or number of individuals and it is not subject to any special limitations.

There is no escrow agent or depository where funds are being held pending minimum sales of these securities.

There are no restrictions on the resale of securities of the Company.

Any registered stockbroker may sell shares of the Company and obtain a commission of 10%.

In addition, the majority stockholders of the Company are offering to registered stockbrokers a bonus of 1,000 shares for each block of 10,000 shares sold by him or her.

NOTE: Equity investors should note that unless the company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in this Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTION

The Company has never paid a dividend or made a distribution of any kind. Neither has it made any redemptions.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Chief Executive Officer: Title: CEO

Name: Ezra Rosenbaum Age: 87

Office Street Address: 7045 Charmant Dr. #117, San Diego, CA 92122

Telephone No: 858 597 0697. Pure Metals Inc. CEO 2003-2004 Technical and managerial direction of Company, Computer Recycling Centers CEO 1999-2002 Technical and managerial aspects.

Education: U of Michigan 1934-1938 BSc. in Chem. 1938-1941 Cambridge University enlisted in OSS prior to obtaining advanced degree in Physics.

Director : [x] Yes

Chief Financial Officer: Title: CFO

Name: Edmund Schwenk Age: 46

Office Street Address: 7045 Charmant Dr. #117, San Diego, CA 92122

Telephone No: 858 597 0697. Pure Metals Inc. COO 2003-2004. Financial and managerial duties. Computer Recycling Centers COO 1999-2003 as above.

Education: San Diego Mesa College 1977-1980

Director: [x] Yes Time to be Spent on Company Matters: Fiscal 2005, 30 Hrs per week.

DIRECTORS OF THE COMPANY

Robert Rens DDS Age: 67

1037 N. Palm Canyon Dr, Palm Springs, CA 92262

Dr. Rens is a practicing Dentist in Palm Springs CA. In addition to his dental practice he has had over thirty years experience in mining in Mexico. He is president of REDI Corporation a Mexican mining corporation with several Gold mining concessions in the Baja, Mexico. Dr. Rens received his degree (DDS) from Northwestern University in 1960. He also holds an undergraduate degree from University California Los Angeles (BSc 1957)

Jeffrey Rens Age: 43
2602 Cowley Street
San Diego, CA 92110
Jeffrey Rens is the president of Bullet Express, a messenger service business in San Diego CA. He contracts with a fleet of over 40 independent "truckers" to facilitate messenger and delivery service to all parts of Southern California. His many years of business experience makes him a very valuable director of Pure Metals, Inc. Jeffrey Rens received his degree (BA) from San Diego State University in 1986.

The officers of the Company, Ezra Rosenbaum and Edmund Schwenk, have worked for several larger companies in industries similar to the Company.

The Companies in which the Officers were employed are now defunct and hence cannot give rise to any claims for conversion or theft of trade secrets know-how or other proprietary information.

The Officers of the Company have been engaged in start-up and development stages in Companies where they were employed. Ezra Rosenbaum was employed by Recumetsa, S.A. de C.V. 1980-1983 as Technical Director & COO to implement a heap leaching and refinery operation in Baja California Sur. He successfully designed, supervised the installation of laboratory and plant and produced large amounts of pure Gold and Silver. In 1983 thru 1989 he was employed by Pure Metals Corporation (PMC) first as Technical Director and later as CEO to redesign and enlarge the precious metal refinery in San Diego. This became the largest refinery of its kind in Southern California. Rosenbaum sold his shares in PMC in 1989 for several million dollars.

Edmund Schwenk was one of the founders of Pure Metals Corporation (PMC) in 1980. In 1983 he brought Ezra Rosenbaum into the business for his technical know-how. Together with Rosenbaum and acting as COO of the Company they were able to change

PMC from a small development Company to where it was acquired in 1989 by PSA airlines (a Warren Buffet Company). From 1996 to 2000 Schwenk was COO of Computer Recycling Centers. There he was able to demonstrate that a development Company could be run at a profit using the knowledge and experience he had gained at PMC.

No petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors, or key personnel in the last five years.

PRINCIPAL STOCKHOLDERS

Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
$0.084	6,800,000	30.22	6,800,000	27.20

All three principal stockholders, Ezra Rosenbaum, Edmund Schwenk, and Robert Rens are holders of the same amount of the common stock of the Company indicated above. There is only one class of stock in the Company i.e. common.

Name	Address	Telephone No.	Occupation
Ezra Rosenbaum	7045 Charmant Dr.#117 San Diego CA 92122	858 597 0697	CEO
Edmund Schwenk	7045 Charmant Dr. #117 San Diego CA 92122	858 597 0697	CFO
Robert Rens	7045 Charmant Dr. #117 San Diego CA 92122	858 597 0697	President REDI Corporation

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 21,400,000 (85.6% of total outstanding)
After offering a) assuming minimum securities sold: 21,400,000 (96.6% of total outstanding)
After offering b) assuming maximum securities sold 21,400,000 (85.6% of total outstanding)

Note: Assuming no single block of 10,000 shares is sold by registered stockbrokers, the Officers and Directors would hold 21,400,000 shares. If all 2,500,000. shares are sold in blocks of 10,000 shares, then the Officers and Directors would hold 21,150,000 shares.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Jeffrey Rens, a Director of the Company, is the son of Robert Rens a Director of the Company and a principal stockholder of the Company.

The Company has made no loans or does it do any business with any Officer, Directors, 10% Stockholder or key personnel or any of their relatives (or any such entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do in the future.

None of the Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations including any indebtedness to be retired from the proceeds of this offering.

Remuneration of Officers, Directors, key personnel in last fiscal year (2004).

	Cash	Other
Chief Executive Officer	$75,000 *	-0-
Chief Financial Officer	$75,000 *	-0-
Key Personnel	$50,000 *	-0-
Total	$200,000 *	-0-
Directors as a Group (4)	-0-	-0-

NOTE: This amount * while acknowledged as a debt of the Company will only be payable if a profit of $1,000,000 or more is achieved in fiscal year ending in 2005. If this profit is not achieved, then the debt will be cancelled and nothing will be owed to the persons listed above.

The remuneration of Officers and key personnel for year ending December 31, 2005 is not expected to exceed $150,000. each.

No employment agreements exist with any Company employee and no such agreement is contemplated.

No shares of the Company are subject to future stock purchase agreements. No shares of the Company are subject to options, warrants or other rights.

The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and key personnel have signed an agreement to continue their employment with the Company until December 31, 2006. They have agreed not to compete with the Company for a period of five years from termination with the Company.

NOTE: After reviewing the above, potential investors should consider whether the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

There is no litigation currently against the Company, its Directors or key personnel. No litigation in the past or present will have any material effect upon the Company's future business prospects.

FEDERAL TAX ASPECTS

The Company is not an S corporation. At present it does not employ a Tax Advisor. Its principal revenue is expected to be earned in Mexico and therefore will be subject to Mexican law.

MISCELLANEOUS FACTORS

Among the factors effecting the ultimate success of the Company are the quality and quantity of the ore at the present concessions held by the Company. As an example of this, consider the Elisa property. Samples (20) taken by Luis Diaz, former operator of Redi Corporation, now a 100% owned subsidiary of PMI, were analyzed by Pure Metals Corp. who reported an average of 0.9 t. oz. of Gold per ton. Grupo Mexico, the largest mining Company in Mexico reported 0.3 t. oz Gold per ton. Edmund Schwenk, of PMI, who accompanied Grupo Mexico in the sampling foray, reported that the samples were taken at the "extreme edge" of the vein and with the concurrence of the Grupo Mexico man agreed they would represent a low value for the ore. Nether the less, either value for the ore would represent an economically viable ore. Past small scale mining indicated an ore grade of approximately 1.0 t. oz Gold per ton. Gold has been mined successfully with grades as low as 0.05 t. oz (1.5 g) gold per ton. This vein of the Elisa out-crops approximately 700 meters from present "face' of the vein. This should assure sufficient ore for immediate production. While we have sampled and assayed ore from numerous veins on the property, this does not indicate proven reserves rather it does indicate a heavily mineralized area. Future studies will be made to ascertain the "proven reserves" of the concessions. Nothing in this offering circular is meant to represent to the investor that a proven quantity of ore exists on these properties.

PURE METALS INC. BALANCE SHEET JULY 1 2004

Current assets	
Cash	$ -0-
Total current assets	-0-
Other assets	
Equipment	100,000.
Concessions	1,000,000.
Technology	1,000,000.
Total other assets	2,100,000.
Total all assets	$2,100,000.
Liabilities and capital	
Due to stockholders	200,000. *
Total current liabilities	200,000. *
Stockholders equity	
Common stock 25,000,000 shares at $0.01 par	250,000.
Stockholders equity	1,650,000.
Total equity	1,900,000.
Total liabilities and capital	$2,100,000.

Note 1: The item * $200,000 is only due and payable if the Company achieves a net profit of at least $1,000,000. during fiscal year ending June 30, 2005.

PURE METALS INC. PROFORMA BALANCE SHEET JANUARY 1 2005

	Sale of 750,000 shares at $1.00 per share	Sale of 2,500,000 shares at $1.00 per share
Current assets		
Cash	$370,000.	$2,120,000.
Total current assets	370,000.	2,120,000.
Other assets		
Equipment	355,000.	355,000.
Concessions	1,050,000.	1,050,000.
Technology	1,000,000.	1,000,000.
Total other assets	2,405,000.	2,405,000.
Total all assets	$2,775,000.	$4,525,000.
Liabilities and capital		
Due to stockholders *	$200,000.	$200,000.
Total current liabilities	200,000.	200,000.
Stockholders equity		
Common stock 25,000,000 shares at $0.01 par	250,000.	250,000.
Stockholders equity	2,275,000.	4,175,000.
Total equity	2,525,000.	4,325,000.
Total liabilities and capital	$2,775,000.	$4,525,000.

NOTE 1: The * amount, $200,000. is only payable and due if the net profit for the fiscal period ending June 30 2005 exceeds $1,000,000.

PURE METALS INC.

PROFORMA P&L ONE YEAR JANUARY 1 2005 –DECEMBER 31 2005

SALES		$4,000,000.
Direct Labor	100,000.	
Energy	70,000.	
Depreciation	250,000.	
Gross Profit Precious Metals Sold		3,580,000.
OTHER EXPENSES		
Rent	10,000.	
Depletion (10 % of Sales)	400,000.	
Royalty (9 % of Sales)	360,000.	
Total Other Expenses		770,000.
Gross Profit Sales		2,810,000.
GENERAL and ADMINISTRATIVE		
Salaries	225,000.	
Office Wages	30,000.	
Mine Engineer	75,000.	
Supervisors	75,000.	
Maintenance	20,000.	
Communications	25,000.	
Travel	25,000.	
Legal and Accounting	50,000.	
Other	25,000.	
Total General and Administrative		550,000.
Net Profit Before Income Taxes		$2,260,000.

PURE METALS INC.

PROFORMA P&L ONE YEAR JULY 1 2006 –JUNE 30 2007

SALES		$20,000,000.
Direct Labor	1,200,000.	
Energy	400,000.	
Depreciation	1, 200,000.	
Gross Profit Precious Metals Sold		17,200,000.
OTHER EXPENSES		
Rent	50,000.	
Depletion (10 % of Sales)	2,000,000.	
Royalty (9 % of Sales)	1,800,000.	
Total Other Expenses		3,850,000.
Gross Profit Sales		13,350,000.
GENERAL and ADMINISTRATIVE		
Salaries	775,000.	
Office Wages	100,000.	
Mine Engineer	75,000.	
Supervisors	225,000.	
Maintenance	100,000.	
Communications	50,000.	
Travel	100,000.	
Legal and Accounting	100,000.	
Other	100,000.	
Total General and Administrative		1,625,000.
Net Profit Before Income Taxes		$11,725,000.

PURE METALS INC. PROFORMA BALANCE SHEET JUNE 30, 2007

	Sale of 750,000 shares at $1.00 per share	Sale of 2,500,000 shares at $1.00 per share
Current assets		
Cash	$8,520,000.	$10,270,000.
Total current assets	8,520,000.	10,270,000.
Other assets		
Equipment	5,155,000.	5,155,000.
Concessions	1,050,000.	1,050,000.
Technology	1,000,000.	1,000,000.
Total other assets	7,205,000.	7,205,000.
Total all assets	$15,725,000.	$17,475,000.
Liabilities and capital		
Due to stockholders	-0-	-0-
Total current liabilities	-0-	-0-
Stockholders equity		
Common stock 25,000,000 shares at $0.01 par	250,000.	250,000.
Stockholders equity	15,475,000.	17,225,000.
Total equity	15,475,000.	17,225,000.
Total liabilities and capital	$15,725,000.	$17,475,000.

MANAGEMENTS DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Underlying the success or failure of the Company is the market price of Gold. The Company will produce a unique product. It is both a commodity and in a certain sense "money". In the past, it was used interchangeably with paper currency in the USA. Now its value fluctuates with the dollar moving in opposite directions. When the dollar strengthens Gold declines. Since the economics of the Company are dependent on the price of Gold, a discussion of this variable is in order.

Over the last several decades the price of Gold has varied from a high of $850 a troy ounce, 1980, to a low of $255 a troy ounce, 2003. Currently it is hovering around $400 a troy ounce. Raw production costs in Mexico are approximately $100 per troy ounce. Since there are no marketing problems associated with Gold the success of the Company hinges on its ability to produce Gold at $100 or less per troy ounce. Management's past experience in mining and refining Gold has enabled them to analyze the costs involved in producing Gold. A detailed study of various costs involved in producing Gold using an ore "tenor" of 0.3 t. oz. per ton, worse case scenario, still resulted in less than $100 per t. oz. raw production costs.

Note: The investor should be aware that there is no certainty that ore of sufficient quality and quantity is situated on the concessions controlled by the Company. In the event that the ore proves insufficient in quantity and quality the investor may loose his entire investment.

This offering circular comprising 20 pages is authorized by a majority of the Officers and Directors of Pure Metals, Inc to be submitted to SEC for an exemption from registration.

Signed August 25, 2004

Robert Rens	Edmund Schwenk	Ezra Rosenbaum